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                             October 13, 2021

       James C. Hunt
       Chief Executive Office
       Hunt Companies Acquisition Corp. I
       4401 North Mesa Street
       El Paso, TX 79902

                                                        Re: Hunt Companies
Acquisition Corp. I
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-1
                                                            Filed September 27,
2021
                                                            File No. 333-254542

       Dear Mr. Hunt:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 16, 2021 letter.

       Amendment No 1 to Form S-1

       Capitalization, page 84

   1. We note that your statements of operations disclose formation costs that are 100% of net loss for the periods
ended June 30, 2021 and March 8, 2021 and that you have deferred significant offering
costs at June 30, 2021. Please revise to disclose the nature of your formation and offering
costs in an accounting policy with reference to the accounting literature upon which
it is based, and explain your significant transactions.
 James C. Hunt
FirstName LastNameJames
                 AcquisitionC.Corp.
                               HuntI
Hunt Companies
Comapany
October 13,NameHunt
            2021     Companies Acquisition Corp. I
October
Page 2 13, 2021 Page 2
FirstName LastName
Part II. Exhibits
Exhibit 5.2, page II-3

2. We note that counsel has assumed the due authorization and execution of the Resolutions approving the offering for sale of the Ordinary Shares. This appears to be an inappropriate assumption in that it assumes that you have taken all corporate actions necessary to authorize the issuance of the securities. Please have counsel revise assumption 3 on page 3 to eliminate this assumption or advise.
       You may contact Bonnie Baynes at 202-551-4924 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Eric Envall at 202-551-3234 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance